THIS BALLOT-PROXY FORM IS PROVIDED TO UNSECURED DEBTHOLDERS IN CONNECTION WITH A RECAPITALIZATION TRANSACTION INVOLVING CONCORDIA INTERNATIONAL CORP. AND CERTAIN OF ITS SUBSIDIARIES. PLEASE COMPLETE THIS BALLOT-PROXY AND SUBMIT IT IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN. UNSECURED DEBTHOLDER VOTING BALLOT-PROXY This Unsecured Debtholder Voting Ballot-Proxy (“Ballot-Proxy”) is provided by management of Concordia International Corp. (the “Company”) for use in connection with the meeting of holders (the “Unsecured Debtholders”) of the Unsecured Debt (as defined in the Management Information Circular of the Company dated May 15, 2018 (the “Information Circular”)) to be held at the offices of Goodmans LLP located at 333 Bay Street, Suite 3400, Toronto, ON, M5H 2S7 at 10:30 a.m. (Toronto time) on June 19, 2018 (the “Unsecured Debtholders’ Meeting”), and at any postponement or adjournment thereof. Reference is made to the Information Circular for further information. Please read this Ballot-Proxy and the Information Circular (including any exhibits and appendices thereto, including the Chapter 11 Disclosures) carefully before completing this Ballot-Proxy. Capitalized terms used herein and not otherwise defined have the meaning given to them in the Information Circular. In the event that an alternative process is needed to implement the Recapitalization Transaction and the Company and certain of its subsidiaries (the “Chapter 11 Debtors”) commence proceedings under chapter 11 of the United States Bankruptcy Code (the “Chapter 11 Process”), this Ballot- Proxy also solicits votes in respect of a pre-packaged plan of reorganization to be implemented pursuant to the Chapter 11 Process (the “Chapter 11 Plan”). This Ballot-Proxy is separated into four sections as follows: (i) Section A on page 4 of this Ballot-Proxy is for use in connection with the Unsecured Debtholders’ Meeting and the CBCA Plan of Arrangement to be implemented pursuant to the CBCA Proceedings (the “CBCA Plan”); (ii) Section B on pages 5-11 of this Ballot-Proxy is for use in connection with the Chapter 11 Plan in any Chapter 11 Process that may be commenced by the Chapter 11 Debtors; (iii) Section C on page 12 of this Ballot-Proxy is a Ballot-Proxy signature form for use in connection with certifying your vote; and (iv) Section D on page 13 of this Ballot-Proxy is a form of Proxy instructions for use in connection with appointing an alternate proxy. You must complete all sections in accordance with the instructions contained herein in order to vote on both the CBCA Plan and Chapter 11 Plan. In accordance with the terms of the Interim Order, a vote cast in favour of the CBCA Plan at the Unsecured Debtholders’ Meeting may also be counted in favour of a resolution or resolutions of the Unsecured Debtholders approving a CCAA Plan in any CCAA Proceedings that may be commenced by the Company, subject to the terms and conditions of the Support Agreement. In order to be eligible to receive Unsecured Debtholder Early Consent Shares under the CBCA Plan in the CBCA Proceedings, an Unsecured Debtholder must submit its vote in favour of the Unsecured Debtholders’ Arrangement Resolution prior to 5:00 p.m. (Toronto time) on June 6, 2018 (the “Early Consent Date”) (or, in the case of an Unsecured Debtholder (other than a Beneficial Unsecured Noteholder (as defined below)) that is party to the Support Agreement on or before the Early Consent Date, the “Voting Deadline” of June 15, 2018 by 5:00 p.m. (Toronto time)) (or be a permitted transferee of such Secured Debtholder in accordance with the Interim Order) and otherwise have complied with the requirements regarding eligibility for Unsecured Debtholder Early Consent Shares set forth in the Interim Order (as defined below). Moreover, the Chapter 11 Plan provides that the Unsecured Debtholder Early

Consent Shares will be provided to the Unsecured Debtholders regardless of whether such Unsecured Debtholder votes prior to the Early Consent Date. Process for Submission of Unsecured Debtholder Instructions by Unsecured Noteholders This Ballot-Proxy is to be distributed to beneficial Unsecured Noteholders who do not hold their Unsecured Notes in registered form (each, a “Beneficial Unsecured Noteholder”) in accordance with the Interim Order of the Ontario Superior Court of Justice dated May 2, 2018 (the “Interim Order”). Beneficial Unsecured Noteholders who wish to vote on the CBCA Plan at the Unsecured Debtholders’ Meeting and vote on the Chapter 11 Plan must submit a duly completed and executed Ballot-Proxy (or other form of voting instruction as such Beneficial Unsecured Noteholder’s Intermediary may require for the purpose of soliciting its vote) to their Intermediary in accordance with the instructions provided from such Intermediary prior to the Voting Deadline (or such earlier deadline set by your Intermediary). Your vote will be recorded by your Intermediary. Registered Unsecured Noteholders who hold their Unsecured Notes in registered form (each, a “Registered Unsecured Noteholder”) who wish to vote on the CBCA Plan at the Unsecured Debtholders’ Meeting and vote on the Chapter 11 Plan must submit a duly completed and executed Ballot-Proxy to the Proxy and Information Agent prior to the Voting Deadline. In addition, Beneficial Unsecured Noteholders who wish to receive Unsecured Debtholder Early Consent Shares must also provide their Early Consent Election Instructions pursuant to the voluntary corporate action established pursuant to The Depository Trust Company's (“DTC”) Automated Tender Offer Program (ATOP) or similar program utilized by your Intermediary (an “Early Consent Election”). For clarity, in order to be eligible to receive Unsecured Debtholder Early Consent Shares, you must both consent by providing voting instructions to your Intermediary under the Ballot-Proxy and elect by instructing your Intermediary to register your election in ATOP prior to the Early Consent Date. Note also that your Intermediary may have an earlier cut-off date. There is not an Early Consent Election with regards to the Chapter 11 Plan. Unsecured Noteholders who wish to appoint a proxyholder (other than Francesco Tallarico, Chief Legal Officer and Secretary of Concordia, or David Price, Chief Financial Officer of Concordia) to vote at the Unsecured Debtholders’ Meeting should follow and complete the instructions in Section D below. Unsecured Noteholders appointing a proxyholder should ensure that the proxyholder is aware of the appointment and will be in attendance at the Unsecured Debtholders’ Meeting for their votes to be cast and counted. Beneficial Unsecured Noteholders appointing a proxyholder will require a medallion guarantee from their Intermediary to verify the principal amount of notes held, underlying their voting entitlement. All completed documents should be returned to the Proxy and Information Agent prior to the Voting Deadline. Process for Submission of Unsecured Debtholder Instructions by Unsecured Equity Bridge Loan Lenders This Ballot-Proxy is to be distributed to Unsecured Equity Bridge Loan Lenders in accordance with the Interim Order. Unsecured Equity Bridge Loan Lenders will receive this Ballot-Proxy, together with a secure voting control number from Broadridge, a voting services provider. Unsecured Equity Bridge Loan Lenders must vote their Ballot-Proxy online at the secure website indicated in the distributed voting materials prior to the Voting Deadline. If you are an Unsecured Equity Bridge Loan Lender, do not attempt to complete a physical Ballot-Proxy unless you are unable to vote online. Your online vote will be deemed as if a physical Ballot-Proxy had been delivered. If you are unable or require assistance to vote, please contact the Proxy and Information Agent at 1-866-581-0506. In addition, Unsecured Equity Bridge Loan Lenders who wish to receive Unsecured Debtholder Early Consent Shares will be deemed to have submitted Early Consent Election Instructions to Kingsdale Advisors, the Proxy and Information Agent, concurrent with their vote cast in favour of the CBCA Plan 2 of Arrangement prior to the Early Consent Date (or, in the case of an Unsecured Equity Bridge Loan Lender that is party to the Support Agreement on or before the Early Consent Date, prior to the Voting Deadline). Unsecured Equity Bridge Loan Lenders that acquire Unsecured Equity Bridge Loans following the Record Date that wish to receive Unsecured Debtholder Early Consent Shares are required to provide evidence that such Unsecured Equity Bridge Loans were voted by the applicable holder of such Unsecured Equity Bridge Loans on the Record Date in favour of the Unsecured Debtholders’ Arrangement Resolution on or prior to the Early Consent Date (or, in the case of an Unsecured Equity Bridge Loan Lender that executes the Support Agreement or a Joinder Agreement prior to the Early Consent Date, the Voting Deadline) and that such vote was not withdrawn or changed, by completing the Share Receipt Instruction Form and returning it to the Proxy and Information Agent prior to the prior to 5:00 p.m. (Toronto time) on June 28, 2018 (the “Share Receipt Instruction Deadline”), as described in further detail below. In addition, Unsecured Equity Bridge Loan Lenders who wish to receive Unsecured Debtholder Early Consent Shares must also provide their instructions for the delivery of their Unsecured Debtholder Early Consent Shares to Kingsdale Advisors, the Proxy and Information Agent, by delivering a duly completed Share Receipt Instruction Form by registered mail, hand delivery or courier such that it is received prior the Share Receipt Instruction Deadline at the following address: Kingsdale Advisors The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2 corpaction@kingsdaleadvisors.com Unsecured Equity Bridge Loan Lenders who wish to appoint a proxyholder (other than Francesco Tallarico, Chief Legal Officer and Secretary of Concordia, or David Price, Chief Financial Officer of Concordia) to vote at the Unsecured Debtholders’ Meeting should follow and complete the instructions in Section D below. Unsecured Equity Bridge Loan Lenders appointing a proxyholder should ensure that the proxyholder is aware of the appointment and will be in attendance for their votes to be cast and counted. All completed documents should be returned to the Proxy and Information Agent prior to the Voting Deadline. 3

SECTION A – FOR USE IN CONNECTION WITH VOTING AT THE UNSECURED DEBTHOLDERS’ MEETING AND THE CBCA PROCEEDINGS FORM OF PROXY UNSECURED DEBTHOLDER VOTING INSTRUCTIONS Unsecured Debtholders shall be entitled to provide the following instructions (select one): 1. $_____________ Principal Amount Vote for the Unsecured Debtholders’ Arrangement Resolution 2. $_____________ Principal Amount Vote against the Unsecured Debtholders’ Arrangement Resolution The undersigned acknowledges that, in accordance with the terms of the Interim Order, a vote cast in favour of the CBCA Plan at the Unsecured Debtholders’ Meeting may be counted in favour of a resolution or resolutions of the Unsecured Debtholders approving a CCAA Plan in any CCAA Proceedings that may be commenced by the Company, subject to the terms of the Support Agreement and to the extent such CCAA Proceedings are consented to by the Majority Private Placement Parties and the Majority Initial Consenting Debtholders. In order to be eligible to receive Unsecured Debtholder Early Consent Shares an Unsecured Debtholder must (i) provide the applicable voting instruction or have voted, as the case may be, on or prior to the Early Consent Date (or in the case of a Consenting Unsecured Debtholder other than a Beneficial Unsecured Noteholder that is party to the Support Agreement on or before the Early Consent Date, on or prior to the Voting Deadline) and otherwise have complied with the requirements regarding eligibility for Unsecured Debtholder Early Consent Shares set forth in the Interim Order, or (ii) in the case of an Unsecured Equity Bridge Loan Lender that acquires Unsecured Equity Bridge Loans following the Record Date, provide evidence satisfactory to Concordia and the Proxy and Information Agent, acting reasonably, that such Unsecured Equity Bridge Loans transferred to such transferee were voted by the applicable holder of such Unsecured Equity Bridge Loans on the Record Date in favour of the Unsecured Debtholders’ Arrangement Resolution on or prior to the Early Consent Date (or, in the case of an Unsecured Equity Bridge Loan Lender was a party to the Support Agreement prior to the Early Consent Date, the Voting Deadline) and that such vote was not withdrawn or changed. 4

SECTION B – FOR USE IN CONNECTION WITH THE CHAPTER 11 PLAN CLASS 4—UNSECURED DEBT CLAIMS PLEASE READ AND FOLLOW THE ENCLOSED INSTRUCTIONS CAREFULLY BEFORE COMPLETING THIS BALLOT-PROXY. THIS BALLOT-PROXY OR THE MASTER BALLOT-PROXY CAST ON YOUR BEHALF MUST BE ACTUALLY RECEIVED BY JUNE 15, 2018 AT 5:00 P.M. (PREVAILING EASTERN TIME) (THE “VOTING DEADLINE”). If you are, as of May 9, 2018 (the “Record Date”), a holder of a claim (a “Unsecured Debt Claim”) against Concordia International Corp. and certain of its affiliates (collectively, the “Debtors”)1 arising under or in connection with (i) a senior unsecured extended equity bridge loan facility in the principal amount of $135 million; (ii) a $735 million senior unsecured notes indenture dated April 21, 2015 and due April 15, 2023; and (iii) a $790 million senior unsecured notes indenture dated as of October 21, 2015 and due October 21, 2022, please use this Ballot-Proxy to accept or reject the Debtors’ proposed Joint Chapter 11 Plan of Reorganization of Concordia International Corp., et al., pursuant to Chapter 11 of the Bankruptcy Code dated May 15, 2018 (the “Chapter 11 Plan”). Under the Chapter 11 Plan,2 each holder of an Allowed Unsecured Debt Claim, in full and final satisfaction, settlement, release, and discharge of and in exchange for such Allowed Unsecured Debt Claim: On the Effective Date, or as soon as reasonably practicable thereafter, except to the extent that the holder of such Allowed Unsecured Debt Claim and the Debtors agree to a less favorable treatment, in full and final satisfaction, settlement, release, and discharge of and in exchange for each Allowed Unsecured Debt Claim, each holder of an Allowed Unsecured Debt Claim shall receive its Pro Rata Share of 12% of the New CIC Shares as of the Effective Date, subject to dilution on account of the Management Incentive Plan and the Secured Debtholder Equity Distribution (if any). 1 The Debtors and the last four digits of their taxpayer identification numbers (as applicable) are as follows: Abcur AB (3957); Amdipharm AG (2506); Amdipharm B.V. (0296); Amdipharm Holdings S.à r.l. (7870); Amdipharm Limited (596L); Amdipharm Mercury Holdco UK Limited (7620); Amdipharm Mercury International Limited (7544); Amdipharm Mercury UK Limited (6243); Concordia Financing (Jersey) Limited (1782); Concordia Holdings (Jersey) Limited (1781); Concordia International Corp. (0002); Concordia International Rx (UK) Limited (3377); Concordia Investment Holdings (UK) Limited (0050); Concordia Investments (Jersey) Limited (1783); Concordia Laboratories Inc., S.à r.l. (1483); Concordia Pharmaceuticals Inc., S.à r.l. (1181); Focus Pharma Holdings Limited (0755); Focus Pharmaceuticals Limited (5120); Mercury Pharma (Generics) (3122); Mercury Pharma Group Limited (0945); Mercury Pharma International Limited (2958); Mercury Pharmaceuticals (Ireland) Limited (288E); and Mercury Pharmaceuticals Limited (0311). The address of the Debtors’ corporate headquarters is 277 Lakeshore Road East, Suite 302, Oakville, Ontario L6J1H9. 2 Any terms of the Chapter 11 Plan described in this Ballot-Proxy are a summary and for informational purposes only. Nothing in this Ballot-Proxy shall modify or amend the terms of the Chapter 11 Plan, and in the event of a conflict or inconsistency between the summary in this Ballot-Proxy and the terms of the Chapter 11 Plan, the terms of the Chapter 11 Plan shall control. Capitalized terms not herein defined shall have the meanings ascribed to them in the Chapter 11 Plan. 5

The Chapter 11 Plan is attached as Exhibit A to the Supplement to Plan of Arrangement Information Circular with Respect to Disclosures for Joint Chapter 11 Plan of Reorganization of Concordia International Corp., et al., pursuant to Chapter 11 of the Bankruptcy Code (the “Disclosure Statement”), which accompanies this Ballot-Proxy. Holders of Unsecured Debt Claims as of the Record Date of May 9, 2018 are afforded the opportunity to vote in Class 4 (“Class 4”) to accept or reject the Debtors’ Chapter 11 Plan. The Chapter 11 Plan can be confirmed by the Bankruptcy Court and thereby made binding upon you if it is accepted by the holders of two-thirds in amount and more than one-half in number of claims in each class that votes on the Chapter 11 Plan, and if it otherwise satisfies the requirements of section 1129(a) of the Bankruptcy Code. If the requisite acceptances are not obtained, the Bankruptcy Court may nonetheless confirm the Chapter 11 Plan if it finds that the Chapter 11 Plan provides fair and equitable treatment to, and does not discriminate unfairly against, the classes rejecting it, and otherwise satisfies the requirements of section 1129 of the Bankruptcy Code. YOU SHOULD REVIEW THE DISCLOSURE STATEMENT AND THE CHAPTER 11 PLAN BEFORE YOU VOTE. YOU MAY WISH TO SEEK LEGAL ADVICE CONCERNING THE CHAPTER 11 PLAN AND YOUR CLASSIFICATION AND TREATMENT UNDER THE CHAPTER 11 PLAN. YOUR CLAIM HAS BEEN PLACED IN CLASS 4 UNDER THE CHAPTER 11 PLAN. IN ORDER TO BE COUNTED, THE MASTER BALLOT-PROXY CAST ON YOUR BEHALF MUST BE ACTUALLY RECEIVED BY KINGSDALE ADVISORS, THE DEBTORS’ CANADIAN AGENT (THE “CANADIAN AGENT”) PRIOR TO THE VOTING DEADLINE OF 5:00 P.M. (PREVAILING EASTERN TIME) ON JUNE 15, 2018. IF THE MASTER BALLOT- PROXY CONTAINING YOUR VOTE IS NOT RECEIVED BY THE CANADIAN AGENT ON OR BEFORE THE VOTING DEADLINE, AND SUCH DEADLINE IS NOT EXTENDED BY ORDER OF THE BANKRUPTCY COURT, YOUR VOTE WILL NOT COUNT AS EITHER AN ACCEPTANCE OR REJECTION OF THE CHAPTER 11 PLAN, UNLESS THE DEBTORS GRANT YOU AN EXTENSION OF THE VOTING DEADLINE OR OTHERWISE AGREE TO WAIVE THE TIMELINESS REQUIREMENT. PLEASE ALLOW SUFFICIENT TIME FOR THE MASTER BALLOT-PROXY TO BE COMPLETED BY THE INTERMEDIARY PROCESSING YOUR VOTE. IF THE CHAPTER 11 PLAN IS CONFIRMED BY THE BANKRUPTCY COURT, IT WILL BE BINDING ON YOU WHETHER OR NOT YOU VOTE. BALLOT-PROXIES CAST BY FACSIMILE OR BY OTHER ELECTRONIC MEANS WILL NOT BE COUNTED. [REMAINDER OF PAGE LEFT INTENTIONALLY BLANK] 6

Item 1. Amount of Claim. The undersigned certifies that as of the Record Date, which is May 9, 2018, the undersigned was the holder (or authorized signatory) of Class 4 Unsecured Debt Claims in the following principal amount (do not include interest): Claim Amount $ Item 2. Vote On Chapter 11 Plan. Important note regarding “accredited investor” status: Votes with respect to the Chapter 11 Plan are only being solicited from “Accredited Investors”, and only such holders should vote with respect to the Chapter 11 Plan: The term “Accredited Investor” as used herein shall have the same meaning as that term is defined in Rule 501 of Regulation D, 17 C.F.R. § 230.501(a), promulgated under the Securities Act of 1933, 15 U.S.C. §§ 77a-77aa. By casting a vote in respect to the Chapter 11 Plan, the voter acknowledges that it is an “Accredited Investor.” The undersigned holder (or authorized signatory) of an Unsecured Debt Claim hereby votes to (please check one box): □ Accept the Plan □ Reject the Plan PLEASE TAKE NOTE THAT IF YOU SUBMIT THIS BALLOT-PROXY TO THE CANADIAN AGENT AND EITHER: (I) FAIL TO INDICATE WHETHER YOU ARE ACCEPTING OR REJECTING THE CHAPTER 11 PLAN OR (II) CHECK BOTH BOXES INDICATING THAT YOU ARE BOTH ACCEPTING AND REJECTING THE CHAPTER 11 PLAN, YOUR BALLOT- PROXY WILL NOT BE COUNTED. [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; CONTINUED NEXT PAGE] 7

Item 3. Other Class 4 Unsecured Debt Claims Ballots Voted. By returning this Ballot-Proxy, the undersigned holder of the Class 4 Unsecured Debt Claims identified in Item 1 certifies that (a) this Ballot-Proxy is the only Ballot-Proxy submitted for Class 4 Unsecured Debt Claims owned by such holder, except as identified in the following table, and (b) all Ballot-Proxies submitted by the undersigned holder indicate the same vote to accept or reject the Chapter 11 Plan that the holder has indicated in Item 2 (and, if applicable, Item 3) of this Ballot-Proxy (please use additional sheets of paper if necessary): Name of Holder CUSIP of Other Principal Amount Account Number (Registered Holder or Class 4 Unsecured of Other Class 4 Nominee) Claims Voted Claims Voted $ $ $ $ $ $ ONLY COMPLETE THE TABLE ABOVE IF YOU HAVE VOTED OTHER CLASS 4 UNSECURED DEBT CLAIMS ON OTHER BALLOT-PROXIES. Item 4. Releases, Exculpation, Injunction and Related Provisions. IMPORTANT INFORMATION REGARDING RELEASES BY HOLDERS OF CLAIMS PURSUANT TO THE CHAPTER 11 PLAN, IF YOU RETURN A BALLOT-PROXY AND VOTE TO ACCEPT THE CHAPTER 11 PLAN, YOU ARE AUTOMATICALLY DEEMED TO HAVE ACCEPTED THE RELEASE PROVISIONS IN ARTICLE VIII OF THE PLAN (EVEN IF YOU CHECK THE BOX BELOW). YOU ARE ALSO DEEMED TO HAVE ACCEPTED THE RELEASE PROVISIONS IN ARTICLE VIII OF THE CHAPTER 11 PLAN IF YOU VOTE TO REJECT THE CHAPTER 11 PLAN BUT YOU DO NOT AFFIRMATIVELY OPT OUT OF THE RELEASES DESCRIBED IN THE CHAPTER 11 PLAN. IF YOU ABSTAIN FROM VOTING, YOU WILL BE DEEMED TO HAVE ACCEPTED THE RELEASE. 8

By checking the box below, the undersigned holder of Class 4 Unsecured Debt Claims set forth in Item 1, having voted to reject the Chapter 11 Plan, elects to (optional): □ Opt Out of the Third-Party Release Provisions THE PLAN CONTAINS THE FOLLOWING PROVISIONS WITH RESPECT THERETO: (a) Defined Terms. As used in the Chapter 11 Plan, capitalized terms have the meanings set forth below. i. "Released Party" means each of the following solely in its capacity as such: (a) the Debtors; (b) the Reorganized Debtors; (c) any statutory committee appointed in the Chapter 11 Cases; (d) Goldman (in all of its capacities under the Unsecured Equity Bridge Loan Agreement, including without limitation, as Unsecured Equity Bridge Loan Agent, and in its capacity as the predecessor administrative agent under each of the Extended Unsecured Bridge Loan Agreement and the Two Year Equity Bridge Credit and Guaranty Agreement); (e) the Indenture Trustees; (f) the parties to the Restructuring Support Agreement (or any Joinder Agreement thereto); (g) members of the Secured Ad Hoc Group; (h) members of the Unsecured Ad Hoc Group; (i) the Private Placement Parties; (j) the Disbursing Agents; and (k) with respect to each of the foregoing Entities in clauses (a) through (j), such Entity and its current and former Affiliates, and such Entities’ and their current and former Affiliates’ current and former directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, and assigns, subsidiaries, and each of their respective current and former equity holders, officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment advisors, investment bankers, investment managers, consultants, representatives, and other professionals, each solely in their capacity as such; provided, however, that any Person or Entity that is an Excluded Releasing Party shall not be a “Released Party”; provided, further, that notwithstanding anything to the contrary herein, none of the Cinven Parties shall be a Released Party under the Chapter 11 Plan. ii. "Releasing Party" means each of the following solely in its capacity as such: (a) Goldman (in its capacity as administrative agent and collateral agent under the Unsecured Equity Bridge Loan Agreement); (b) the Indenture Trustees, (c) the parties to the Restructuring Support Agreement (or any Joinder Agreement thereto); (d) all holders of Impaired Claims other than the Excluded Releasing Parties; (e) all holders of Unimpaired Claims; (f) members of the Secured Ad Hoc Group; (g) members of the Unsecured Ad Hoc Group; and (h) with respect to the foregoing Entities in clauses (a) and (g), such Entity and its current and former Affiliates, and such Entities’ and their current and former Affiliates’ current and former directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, and assigns, subsidiaries, and each of their respective current and former equity holders, officers, directors, managers, principals, members, employees, agents, advisory board members, financial advisors, partners, attorneys, accountants, investment advisors, investment bankers, investment managers, consultants, representatives, and other professionals, each solely in their capacity as such. To the extent a Person or Entity is an Excluded Releasing Party 9 with respect to one or more Claims or Interests but is a Releasing Party with respect to one or more Claims or Interests, then such Person or Entity shall be a Releasing Party with respect to all Claims and Interests. (b) Release by Debtors. Article VIII.B of the Chapter 11 Plan provides generally for a release by the Debtors. Please read Article VIII.B for complete information concerning such release by the Debtors. (c) Release By Holders of Claims. On and after the Effective Date, to the fullest extent allowed by applicable law, and except as otherwise specifically provided in the Chapter 11 Plan or the Confirmation Order, in exchange for good and valuable consideration, the adequacy of which is hereby confirmed and includes the obligations of the Debtors under the Chapter 11 Plan and the contributions of the Released Parties to facilitate and implement that Chapter 11 Plan, each Releasing Party shall be deemed to have conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged the Debtors, the Reorganized Debtors, their Estates, and the Released Parties from any and all claims, Interests, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, including any derivative Claims, asserted or assertable on behalf of a Debtor, the Estates, the holder of any Claim, or any other Person or Entity, whether known or unknown, foreseen or unforeseen, matured or unmatured, existing or hereafter arising, in law, equity, contract, tort, or otherwise, that such Person or Entity ever had, now has, or hereafter can, shall, or may have, or would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the holder of any Claim or Interest or other Person or Entity, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Debtors’ restructuring efforts and the negotiation, formulation or preparation of any transactions or documents in connection therewith, the Debtors’ intercompany transactions, any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law, the purchase, sale, or rescission of the purchase or sale of any security of the Debtors or the Reorganized Debtors, including any tender rights provided under any applicable law, rule, or regulation, the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is affected by the Chapter 11 Plan, the business or contractual arrangements and any other transaction or other arrangement between any Debtor or Estate and any Releasing Party, the CBCA Proceedings, the Chapter 11 Cases, the pursuit of confirmation of the Chapter 11 Plan, the Restructuring Transactions, the restructuring of Claims and Interests before or during the Chapter 11 Cases, the negotiation, formulation, or preparation of the Chapter 11 Plan, the Disclosure Statement, the Definitive Documents, the Restructuring Support Agreement, the Subscription Agreement, the Investor Rights Agreement, the Private Placement Documents, the Exit Revolver Documents, the New Senior Secured Debt Documents, the Secured Debt Documents, the Unsecured Debt Documents, the Extended Unsecured Bridge Loan Agreement, the Equity Unsecured Bridge Loan Settlement, the Plan Supplement or related agreements, instruments or other documents created or entered into before or during the Chapter 11 Cases, the distribution of Securities pursuant to the Chapter 11 Plan, or upon any other act or omission, transaction, agreement, event or other occurrence taking place or arising on or before the Effective Date related or relating to any of the foregoing; provided, however, that nothing in Article VIII.C of the Chapter 11 Plan shall be construed to release any party or entity from gross negligence, fraud, or willful misconduct, as determined by a Final Order Notwithstanding anything to the contrary in the foregoing, the releases set forth above do not release any post-Effective Date obligations of any party or Entity under the Chapter 11 Plan, any of the Restructuring Transactions, or any document, instrument, or agreement (including those set forth in the Plan Supplement) executed to implement the Chapter 11 Plan. 10

Entry of the Confirmation Order shall constitute the Bankruptcy Court’s approval, pursuant to Bankruptcy Rule 9019, of the Third-Party Release, which includes by reference each of the related provisions and definitions contained in the Plan, and further, shall constitute the Bankruptcy Court’s finding that the Third-Party Release is: (1) consensual; (2) essential to Confirmation of the Plan; (3) given in exchange for the good and valuable consideration provided by the Released Parties; (4) a good faith settlement and compromise of the Claims released by the Third-Party Release; (5) in the best interests of the Debtors and all holders of Claims and Interests; (6) fair, equitable, and reasonable; (7) given and made after due notice and opportunity for hearing; and (8) a bar to any of the Releasing Parties asserting any Claim or Cause of Action released pursuant to the Third-Party Release. (d) Exculpation. Article VIII.D of the Chapter 11 Plan provides generally for a release and exculpation for an Exculpated Party (as defined in the Chapter 11 Plan). Please read Article VIII.D for complete information concerning such release and exculpation. (e) Injunction. Article VIII.F of the Chapter 11 Plan provides generally for an injunction against Causes of Action (as defined in the Chapter 11 Plan).Please read Article VIII.F for complete information concerning such injunction. Item 5. Acknowledgments and Certification. By completing and submitting this Ballot-Proxy, you acknowledge (1) that you are (a) the holder of a Class 4 Unsecured Debt Claim being voted or (b) the authorized signatory for an entity that is a holder of such Class 4 Unsecured Debt Claims being voted, (2) that you have cast the same vote for or against the Chapter 11 Plan with respect to all of your existing Class 4 Unsecured Debt Claims, and (3) that no other Ballot-Proxies with respect to the amount of the Class 4 Unsecured Debt Claims identified in Item 1 have been cast or, if any other Ballot-Proxies have been cast with respect to such claims, then any such earlier Ballot-Proxies are hereby revoked. By completing and submitting this Ballot-Proxy, you further acknowledge that (1) the solicitation of votes to accept or reject the Chapter 11 Plan is subject to all the terms and conditions set forth in the Disclosure Statement, (2) that you have received a copy of the Disclosure Statement, (3) that the vote on the Chapter 11 Plan is being made pursuant to the terms and conditions set forth therein, and (4) that if you vote to accept the Chapter 11 Plan you will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article VIII of the Chapter 11 Plan (even if you indicate your preference to opt out of the third-party releases contained in Article VIII.C of the Chapter 11 Plan), and (5) that if you vote to reject the Chapter 11 Plan and do not indicate your preference to opt out of the third-party releases contained in Article VIII.C of the Chapter 11 Plan, you will be deemed to consent to the releases, injunctions, and exculpation provisions specified in Article VIII of the Chapter 11 Plan. 11

SECTION C – BALLOT-PROXY SIGNATURE BLOCK This Ballot-Proxy revokes and supersedes all Ballot-Proxies of earlier dates. If you are an Unsecured Equity Bridge Loan Lender, complete and sign below only if you are unable to vote electronically through Broadridge. If you are a Beneficial Unsecured Noteholder, please follow the instructions provided by your Intermediary to vote and return this form to them if required. If you are a Registered Unsecured Noteholder, please complete and sign below. This Ballot-Proxy must be returned to the Proxy and Information Agent prior to the Voting Deadline. TO BE COMPLETED BY UNSECURED DEBTHOLDERS: Full Legal Name of Unsecured Debtholder: Authorized Signature of Unsecured Debtholder: Name of Authorized Signatory of Unsecured Debtholder (please print): Official Capacity or Title (please print): Principal amount of Unsecured Debt held by Unsecured Debtholder as at the Record Date (please specify currency): Contact Name: Account Number: Telephone: Email: Address: By completing and submitting this Signature Block, you acknowledge that you are (a) the holder of Unsecured Debt being voted or (b) the authorized signatory for an entity that is a holder of such Unsecured Debt Claims being voted. 12

SECTION D – APPOINTMENT INSTRUCTION APPOINTMENT INSTRUCTION The Unsecured Debtholder casting this Ballot-Proxy is deemed to have appointed Francesco Tallarico, Chief Legal Officer and Secretary of Concordia, or David Price, Chief Financial Officer of Concordia, unless an alternative proxyholder is named below, in which case the Unsecured Debtholder casting this Ballot-Proxy instead appoints: as its lawful attorney and proxyholder for the undersigned with full power of substitution to attend, act and vote for and on behalf of the undersigned, in respect of the matters described in the Information Circular to be considered at the Unsecured Debtholders’ Meeting, and at any postponement or adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the Unsecured Debtholders’ Meeting or any such postponement or adjournment thereof. The undersigned hereby directs the proxyholder named herein to vote all of the Unsecured Debt held by it as of the Record Date in accordance with the Unsecured Debtholder Voting Instructions specified and to vote in the proxyholder’s discretion on such further and other business as may properly come before the Unsecured Debtholders’ Meeting (including any amendment or variation to the Unsecured Debtholders’ Arrangement Resolution) or any adjournment or postponement thereof. Principal Amount Held: $________________________________________________________________ Medallion Guarantee of Holding (applies for Beneficial Unsecured Noteholders holding their position through an Intermediary): 13